Exhibit 12.1

SABRA HEALTH CARE REIT, INC. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(dollars in thousands)

	Three Months Ended June 30,				Six Months Ended June 30,
	2015		2014		2015		2014

Earnings
Pre-tax net income	$16,826		$14,796		$36,265		$7,475
Add:
Fixed charges	14,060		11,002		27,949		22,144
Noncontrolling interest	9		5		20		23
Earnings, as adjusted	$30,895		$25,803		$64,234		$29,642

Fixed charges
Interest expensed and capitalized	$12,758		$10,067		$25,352		$20,289
Amortized premiums, discounts and capitalized expenses related to indebtedness	1,294		927		2,580		1,839
Estimate of interest within rental expense	8		8		17		16
Fixed charges, as adjusted	14,060		11,002		27,949		22,144
Preferred stock dividends	2,560		2,560		5,121		5,121
Combined fixed charges and preferred stock dividends	$16,620		$13,562		$33,070		$27,265

Ratio of earnings to fixed charges	2.20	x	2.35	x	2.30	x	1.34	x

Ratio of earnings to combined fixed charges and preferred stock dividends	1.86	x	1.90	x	1.94	x	1.09	x